Brian J. Robinson Executive Vice President, Chief Financial Officer 4 Tesseneer Drive Highland Heights, KY 41076 Phone: 859.572.8483 Fax: 859.572.8444 Email: brobinson@generalcable.com

July 1, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D. C. 20549-6010

RE:	General Cable Corporation

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Filed March 1, 2013

File No. 1-12983

Dear Mr. O’Brien:

This letter sets forth the revised response of General Cable Corporation (the “Company”) to the SEC Staff (the Staff) comment contained in your letter of May 7, 2013, addressed to Mr. Gregory Kenny, which stated the following:

Note 22, page 112

It remains unclear why you chose to ratably allocate the inventory theft losses to the interim quarters instead of recognizing the actual losses incurred each quarter using the perpetual inventory system data. If the unit quantities in your perpetual inventory system are accurate, and objective pricing data is available, then you should be able to calculate the corresponding losses incurred in each quarter instead of relying on a broad estimate. The concerns are that your revised interim results may be materially misstated and that your error correction disclosures are incomplete. Please tell us the financial statement impact of the actual inventory theft losses incurred in each quarter and compare such amounts to the amounts in your amended filings.

In addition to the Staff letter, the Company and Staff had a telephone meeting whereby the Staff expressed its view that additional disclosures regarding the previous restatements should be provided. In this regard, the Company has determined to make the following disclosures in a further amendment to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K/A”):

1.	Quarterly Operating Results (Unaudited): The Company will disclose the effect of the correction on each financial statement line item and per-share amounts affected for each period presented.

2.	Supplemental Guarantor and Parent Company Condensed Financial Information: For each period presented, the Company will disclose the effect of the correction on financial statement line items significantly affected for each period presented in the form of a footnote that will describe the amounts of the inventory overstatement and the consequential effects on other key line items, including net income.

The Company has also determined to make the following disclosures in further amendments to the Company’s Quarterly Reports on Form 10-Q for the interim periods ended March 30, 2012 and June 29, 2012 (the “Form 10-Q/As”) and an amendment to the Company’s Quarterly Report on Form 10-Q for the interim period ended September 28, 2012 (“Q3 2012 Form 10-Q”)

1.	Supplemental Guarantor and Parent Company Condensed Financial Information: The Company intends to further amend its Form 10-Q/As and amend Q3 2012 Form 10-Q to similarly disclose the effect of the correction on financial statement line items significantly affected for each period presented in the form of a footnote that will describe the amounts of the inventory overstatement and the consequential effects on other key line items, including net income.

The Company intends to consult with the Staff regarding its revised disclosures for all impacted filings prior to filing any amendments to the Company’s Form 10-K/A, Form 10-Q/As or Q3 2012 Form 10-Q.

In addition, the Company has commenced additional procedures in Brazil to quantify the effects of the inventory errors on previously reported interim periods on the same basis that was utilized by the Company for annual periods. The Company intends to utilize the results of these procedures to further evaluate the ratable approach that was previously utilized in determining the amounts of the restatement adjustments. As noted in the Company’s May 23, 2013 response to the Staff, we estimate that these procedures may take up to two months to complete. The Company intends to complete these procedures and its related evaluation prior to amending any of its previous filings.

The Company does not intend to file its S-4 Registration Statement until the above items are resolved with the Staff and the relevant amendments have been filed.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response or would like to discuss any such responses further, please feel free to contact me at 859-572 8483 or John Winstel, Vice President Finance and Global Controller at 859 572 8604.

Sincerely,

/s/ Brian J. Robinson
Brian J. Robinson
Executive Vice President and Chief Financial Officer
General Cable Corporation

cc:	Robert J. Siverd

Diana C. Toman

John Winstel